Exhibit 99.1

Changyou Reports First Quarter 2017 Unaudited Financial Results

Beijing, China, April 24, 2017– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter 2017.

First Quarter 2017 Highlights

•	Total revenue was US$120 million[1], representing a decrease of 8% both year-over-year and quarter-over-quarter, meeting the top end of the Company’s guidance.

•	Online game revenue was US$85 million, representing a decrease of 17% year-over-year and 11% quarter-over-quarter, in line with the Company’s guidance.

•	GAAP net income attributable to Changyou.com Limited was US$30 million, in line with the Company’s guidance. This compares with US$32 million in the first quarter of 2016 and US$41 million in the fourth quarter of 2016.

•	Non-GAAP[2] net income attributable to Changyou.com Limited was US$35 million, meeting the top end of the Company’s guidance. This compares with US$31 million in the first quarter of 2016 and US$40 million in the fourth quarter of 2016.

Mr. Dewen Chen, CEO, commented, “We got off to a good start in 2017 as we recorded total revenue of US$120 million and non-GAAP net income of US$35 million for the first quarter, both meeting the top end of our guidance. Revenue from TLBB PC and TLBB 3D for the first quarter both exceeded our previous expectations. We will continue to launch new expansion packs in order to maintain user stability and extend the life spans of both games. In terms of new games, we are more determined than ever to develop popular games that resonate with users by producing content with innovative game play, premium graphics, cutting-edge technology, and other high quality features.”

Mr. Qing Wei, Chief Games Development Officer added, “We conducted a second round of tests on Legacy TLBB mobile game in March. The results were in line with our expectations and improved greatly over the first round of tests in many aspects. Our team will continue to modify the game and make incremental improvements based on the latest test results as we get ready for the open beta test in mid-May. We hope to give this game the greatest possible chance of becoming a hit.”

Ms. Jasmine Zhou, CFO of Changyou added, “Before we officially launch Legacy TLBB mobile game, our revenue projections for the game remain uncertain. Given the significance of this game to Changyou and the uncertainty inherent at this time, we believe that it is best to take a conservative approach and not include any projections for the game in our second quarter guidance. In the mid to long term, with new game launches such as Legacy TLBB mobile game in 2017, we expect our revenue to pick up in the second half of the year.”

[1]	For the first quarter of 2017, on a yearly basis, the depreciation of the RMB against the U.S. dollar impacted our reported financial results. On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2017 had been the same as it was in the first quarter of 2016, or RMB6.53=US$1.00, total revenue in the first quarter of 2017 would have been US$126 million, or US$6 million higher than GAAP total revenue, and down 3% year-over-year, rather than down 8% year-over-year.
[2]	Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”

First Quarter 2017 Operational Results

•	Total average monthly active accounts[3] of the Company’s PC games were 2.4 million, representing a decrease of 20% year-over-year and 4% quarter-over-quarter.

•	Total average monthly active accounts of the Company’s mobile games were 1.1 million, representing a decrease of 66% year-over-year and 31% quarter-over-quarter.

•	Total quarterly aggregate active paying accounts[4] of the Company’s PC games were 0.9 million, representing a decrease of 18% year-over-year and 10% quarter-over-quarter.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.3 million, representing a decrease of 63% year-over-year and 25% quarter-over-quarter.

The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games.

First Quarter 2017 Unaudited Financial Results

Revenue

Total revenue was US$120 million, representing a decrease of 8% both year-over-year and quarter-over-quarter.

Online game revenue was US$85 million, representing a decrease of 17% year-over-year and 11% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline in revenue of the Company’s older games. The quarter-over-quarter decrease was mainly due to a seasonal downturn of revenue from TLBB around the Chinese New Year holidays in the first quarter of 2017, as well as the natural decline in revenue of the Company’s older games.

Online advertising revenue was US$6 million, representing a decrease of 26% year-over-year and 30% quarter-over-quarter. The year-over-year decrease was mainly due to fewer games being marketed on the 17173 website. The quarter-over-quarter decrease was mainly due to a seasonal trend in advertising typical of the first quarter.

Cinema advertising revenue was US$25 million, representing an increase of 81% year-over-year and 21% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were a result of an active approach the Company took in acquiring more advertising resources.

Internet value-added services (“IVAS”) revenue was US$4 million, representing a decrease of 30% year-over-year and 36% quarter-over-quarter. The year-over-year decrease was a result of lower revenue from mobile internet products in the first quarter of 2017. The quarter-over-quarter decrease was a result of lower revenue from PC internet products in the first quarter of 2017.

Gross profit

GAAP and non-GAAP gross profit were both US$81 million, representing a decrease of 8% year-over-year and 10% quarter-over-quarter. GAAP and non-GAAP gross margin were both 67%, compared with 68% for both in the first quarter of 2016, and 69% for both in the fourth quarter of 2016.

[3]	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
[4]	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$69 million, representing a decrease of 10% year-over-year and 8% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 81%, compared with 75% in the first quarter of 2016 and 78% in the fourth quarter of 2016. The year-over-year and quarter-over-quarter increases in gross margin were due to a smaller percentage revenue contribution from mobile games, which typically require additional revenue-sharing payments.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, representing a decrease of 26% year-over-year and 23% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 72%, compared with 72% in the first quarter of 2016 and 66% in the fourth quarter of 2016. The quarter-over-quarter increase in gross margin was mainly due to a decrease in salary and benefit expense as a result of a reduction in workforce.

GAAP and non-GAAP gross profit of the cinema advertising business were both US$6 million, compared with US$4 million in the first quarter of 2016 and US$7 million in the fourth quarter of 2016. GAAP and non-GAAP gross margin of the cinema advertising business were both 26%, compared with 29% in the first quarter of 2016 and 34% in the fourth quarter of 2016. The quarter-over-quarter decrease in gross margin was mainly due to an increase in cinema advertising costs as the Company partnered with a greater number of cinemas in the first quarter of 2017.

GAAP and non-GAAP gross profit of the IVAS business were both US$1 million, compared with a gross profit of US$2 million in the first quarter of 2016 and a gross profit of US$3 million in the fourth quarter of 2016.

Operating expense

Total operating expense was US$49 million, representing a decrease of 8% year-over-year and 5% quarter-over-quarter.

Product development expense was US$26 million, representing a decrease of 12% year-over-year and 13% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in salary and benefit expense as a result of a reduction in bonus expense. The decreases were partially offset by an increase in share-based compensation expense5 compared with the first and fourth quarters of 2016.

Sales and marketing expense was US$11 million, representing a decrease of 12% year-over-year and 9% quarter-over-quarter. The year-over-year decrease was mainly due to a decline in marketing spending for the online advertising business in the first quarter of 2017. The quarter-over-quarter decrease was mainly due to a decrease in salary and benefit expense as a result of a reduction in bonus expense.

General and administrative expense was US$12 million, representing an increase of 8% year-over-year and 29% quarter-over-quarter. The year-over-year increase was mainly due to an increase in share-based compensation expense5 compared with the first quarter of 2016, and was partially offset by a decrease in salary and benefit expense as a result of a reduction in bonus expense. The quarter-over-quarter increase was mainly due to an increase in share-based compensation expense5 compared with the fourth quarter of 2016.

Operating profit

Operating profit was US$32 million, compared with US$34 million in the first quarter of 2016 and US$38 million in the fourth quarter of 2016.

[5]	The increase in share-based compensation expense resulted from an increase in the market price for the Company’s ADSs in the first quarter of 2017 compared to the first and the fourth quarter of 2016.

Non-GAAP operating profit was US$37 million, compared with US$33 million in the first quarter of 2016 and US$37 million in the fourth quarter of 2016.

Other Income, net

Other income was US$2 million, compared with US$4 million in the first quarter of 2016 and US$5 million in the fourth quarter of 2016.

Income tax expense

Income tax expense was US$8 million, compared with US$8 million in the first quarter of 2016 and US$9 million in the fourth quarter of 2016.

Net income

Net income was US$30 million, compared with US$33 million in the first quarter of 2016 and US$42 million in the fourth quarter of 2016.

Non-GAAP net income was US$35 million, compared with US$32 million in the first quarter of 2016 and US$41 million in the fourth quarter of 2016.

Net income attributable to non-controlling interests

GAAP and non-GAAP net income attributable to non-controlling interests was US$0.1 million. This compares with GAAP and non-GAAP net income of US$0.5 million in the first quarter of 2016, and GAAP and non-GAAP net income of US$0.9 million in the fourth quarter of 2016. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap, the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$30 million, compared with US$32 million in the first quarter of 2016 and US$41 million in the fourth quarter of 2016. Fully-diluted net income attributable to Changyou.com Limited per ADS6 was US$0.56, compared with US$0.61 in the first quarter of 2016 and US$0.77 in the fourth quarter of 2016.

Non-GAAP net income attributable to Changyou.com Limited was US$35 million, compared with US$31 million in the first quarter of 2016 and US$40 million in the fourth quarter of 2016. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.66, compared with US$0.58 in the first quarter of 2016 and US$0.75 in the fourth quarter of 2016.

Liquidity

As of March 31, 2017, Changyou had cash and cash equivalents and short-term investments of US$836 million compared with US$831 million as of December 31, 2016.

Operating cash flow for the first quarter of 2017 was a net inflow of US$14 million.

[6]	Each ADS represents two Class A ordinary shares.

Business Outlook

For the second quarter of 2017, Changyou expects:

•	Total revenue to be between US$110 million and US$120 million, including online game revenue of US$75 million to US$85 million;

•	Non-GAAP net income attributable to Chanyou.com Limited to be between US$25 million and US$30 million, and non-GAAP income per fully-diluted share to be between US$0.46 and US$0.56. Assuming no new grants of share-based awards and that the market price of our shares is unchanged; we estimate that compensation expense relating to share-based awards will be around US$2 million. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com to be between US$23 million and US$28 million, and GAAP income per fully-diluted share to be between US$0.43 and US$0.52.

Guidance excludes the impact of Legacy TLBB mobile game, which is scheduled to launch in May. Given that the game is not yet launched, revenue projections for the game remain uncertain. Therefore the Company believes that it is best to take a conservative approach with its second quarter guidance.

For the second quarter 2017 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = US$1.00, as compared with the actual exchange rate of approximately RMB6.53 = US$1.00 for the second quarter 2016, and RMB6.88=US$ 1.00 for the first quarter 2017.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 27, 2017, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, April 24, 2017 (7 p.m. Beijing/Hong Kong, April 24, 2017).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on April 24, 2017 through May 1, 2017. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	6599027

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi

Investor Relations

Tel:        +86 (10) 6192-0800

E-mail:  ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Revenue:
Online game	$85,325	$95,400	$102,529
Online advertising	5,854	8,332	7,885
Cinema advertising	24,600	20,371	13,564
IVAS	4,091	6,420	5,862

Total revenue	119,870	130,523	129,840

Cost of revenue:
Online game(includes share-based compensation expense of $24, $(5), and $(7) respectively)	16,505	20,936	26,133
Online advertising	1,620	2,799	2,174
Cinema advertising	18,203	13,452	9,584
IVAS	2,784	3,792	3,959

Total cost of revenue	39,112	40,979	41,850

Gross profit	80,758	89,544	87,990

Operating expense:
Product development (includes share-based compensation expense of $2,004, $(437), and $(540) respectively)	26,408	30,516	30,057
Sales and marketing (includes share-based compensation expense of $401, $(61), and $(103) respectively)	10,937	11,989	12,453
General and administrative (includes share-based compensation expense of $3,104, $(435), and $(624) respectively)	11,895	9,222	11,023

Total operating expense	49,240	51,727	53,533

Operating profit	31,518	37,817	34,457

Interest income	5,343	5,217	2,840
Foreign currency exchange (loss)/gain	(742)	2,747	(607)
Other income, net	2,267	5,463	3,847

Income before income tax expense	38,386	51,244	40,537
Income tax expense	(8,425)	(9,356)	(7,734)

Net income	29,961	41,888	32,803
Less: Net income attributable to non-controlling interests	103	869	513

Net income attributable to Changyou.com Limited	$29,858	$41,019	$32,290

Basic net income attributable to Changyou.com Limited per ADS	$0.57	$0.78	$0.62

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	52,380	52,331	52,241

Diluted net income attributable to Changyou.com Limited per ADS	$0.56	$0.77	$0.61

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,435	53,346	52,876

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2017	As of Dec. 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$560,674	$597,188
Accounts receivable, net	50,097	47,150
Short-term investments	275,698	233,491
Prepaid and other current assets	535,053	484,995
Assets held for sale[7]	—	103,079

Total current assets	1,421,522	1,465,903

Non-current assets:
Fixed assets, net	187,892	189,770
Goodwill[7]	110,062	26,502
Intangible assets, net	17,843	12,335
Deferred tax assets	7,267	7,952
Other assets, net	6,275	5,575

Total non-current assets	329,339	242,134

TOTAL ASSETS	$1,750,861	$1,708,037

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$40,224	$43,541
Accounts payable and accrued liabilities	469,333	460,674
Tax payables	7,542	8,381
Liabilities held for sale[7]	—	3,902

Total current Liabilities	517,099	516,498

Long-term liabilities:
Long-term deferred tax liabilities	30,239	29,336
Long-term tax payable	13,367	13,295
Other long-term liabilities	1,046	744

Total long-term liabilities	44,652	43,375

Total liabilities	561,751	559,873
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,158,685	1,117,767
Non-controlling interests	30,425	30,397

Total shareholders’ equity	1,189,110	1,148,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,750,861	$1,708,037

[7]	In the third quarter of 2016, the Company’s management had an intention to divest the Company’s interest in MoboTap. Therefore, the assets and liabilities of MoboTap were recognized as assets-held-for-sale and liabilities-held-for-sale, respectively, in the Company’s financial statements for the third and fourth quarters of 2016. In the first quarter of 2017, due to the suspension of negotiations with the potential buyers of MoboTap, the Company’s management determined that the disposal is unlikely to be completed within one year. As a result, the assets-held-for-sale and liabilities-held-for-sale related to MoboTap have been reclassified as assets and liabilities, in the Company’s balance sheet as of March 31, 2017.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$68,820	24	68,844
Online advertising gross profit	4,234	0	4,234
Cinema advertising gross profit	6,397	0	6,397
IVAS gross profit	1,307	0	1,307

Gross profit	$80,758	24	80,782

Gross margin	67%		67%
Operating expense	49,240	(5,509)	43,731

Operating profit	$31,518	5,533	37,051

Operating margin	26%		31%

Income tax expense	8,425	0	8,425
Net income	$29,961	5,533	35,494

Less: Net income attributable to non-controlling interests	103	3	106

Net income attributable to Changyou.com Limited	$29,858	5,530	35,388

Net margin attributable to Changyou.com Limited	25%		30%

Diluted net income attributable to Changyou.com Limited per ADS	$0.56		0.66

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,435		53,771

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$74,464	(5)	74,459
Online advertising gross profit	5,533	0	5,533
Cinema advertising gross profit	6,919	0	6,919
IVAS gross profit	2,628	0	2,628

Gross profit	$89,544	(5)	89,539

Gross margin	69%		69%
Operating expense	51,727	933	52,660

Operating profit	$37,817	(938)	36,879

Operating margin	29%		28%

Income tax expense	9,356	0	9,356
Net income	$41,888	(938)	40,950

Less: Net income attributable to non-controlling interests	869	8	877

Net income attributable to Changyou.com Limited	$41,019	(946)	40,073

Net margin attributable to Changyou.com Limited	31%		31%

Diluted net income attributable to Changyou.com Limited per ADS	$0.77		0.75

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,346		53,785

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS, as certain share-based compensation expense needs to be re-measured based on the fair value as of each period end until the grant date is established.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$76,396	(7)	76,389
Online advertising gross profit	5,711	0	5,711
Cinema advertising gross profit	3,980	0	3,980
IVAS gross profit	1,903	0	1,903

Gross profit	$87,990	(7)	87,983

Gross margin	68%		68%
Operating expense	53,533	1,267	54,800

Operating profit	$34,457	(1,274)	33,183

Operating margin	27%		26%

Income tax expense	7,734	0	7,734
Net income	$32,803	(1,274)	31,529

Less: Net income attributable to non-controlling interests	513	9	522

Net income attributable to Changyou.com Limited	$32,290	(1,283)	31,007

Net margin attributable to Changyou.com Limited	25%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.61		0.58

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,876		53,870

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS, as certain share-based compensation expense needs to be re-measured based on the fair value as of each period end until the grant date is established.